Exhibit 99.13

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

F3 Uranium Corp. (formerly “Fission 3.0 Corp.”)
(“F3” or the “Company”) 750-1620 Dickson Avenue Kelowna, British Columbia Canada, V1Y 9Y2

Item 2:	Date of Material Change

August 15, 2024

Item 3:	News Release

A news release announcing the material change was issued on August 15, 2024 through Globe Newswire and a copy was subsequently filed on SEDAR+.

Item 4:	Summary of Material Change

On August 15, 2024, the Company announced the completion of the previously announced plan of arrangement under the Canada Business Corporations Act (the “Arrangement”). F3 obtained a final order from the Supreme Court of British Columbia dated August 13, 2024 approving the Arrangement. The Arrangement was previously approved by shareholders of F3 (the “Shareholders”) at a special meeting on August 8, 2024.

Item 5.1:	Full Description of Material Change

On August 15, 2024, the Company announced the completion of the previously announced Arrangement. F3 obtained a final order from the Supreme Court of British Columbia dated August 13, 2024 approving the Arrangement. The Arrangement was previously approved by shareholders of F3 at a special meeting on August 8, 2024.

Pursuant to the Arrangement, the Shareholders were entitled to receive, in exchange for each F3 Share held at the close of business on August 14, 2024 (i) one new F3 Share; and (ii) one-tenth of a F4 Uranium Corp. share. All outstanding options, warrants and restricted share units of F3 were adjusted in accordance with the terms of the plan of arrangement as set forth in greater detail in F3’s management information circular dated June 28, 2024.

Item 5.2:	Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this report:

Dev Randhawa, CEO & Chairman Email: ir@f3uranium.com
Phone: 778-484-8030

Item 9:	Date of Report

August 16, 2024